The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 18, 2018.

Preliminary Pricing Supplement No. J776 To Product Supplement No. JPM-III dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 January 18, 2018

Structured Investments	Credit Suisse $ Return Notes due February 6, 2019 Linked to the Performance of a Basket of Twenty Reference Shares

•	The notes are designed for investors who seek a return at maturity linked to the performance of a basket of twenty stocks. Investors should be willing to forgo interest and dividend payments and, if the Basket does not appreciate by more than 0.776%, be willing to lose some or all of their investment. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•	Senior unsecured obligations of Credit Suisse AG, acting through its London Branch, maturing February 6, 2019.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

•	The notes are expected to price on or about January 19, 2018 (the “Pricing Date”) and are expected to settle on or about January 24, 2018. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London Branch
Reference Share Issuer:	For each Basket Component, the issuer of such Basket Component.
Basket:	The notes are linked to a basket consisting of twenty stocks (each a “Basket Component” and, collectively, the “Basket Components”). The Basket Components and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Component are set forth in the table below.
	Basket Component	Ticker	Stock Weighting	Initial Share Price
	The common stock of Comerica Incorporated	CMA UN <Equity>	1/20
	The common stock of First Republic Bank	FRC UN <Equity>	1/20
	The common shares of KeyCorp	KEY UN <Equity>	1/20
	The common stock of SVB Financial Group	SIVB UW <Equity>	1/20
	The common stock of Biogen Inc.	BIIB UW <Equity>	1/20
	The common stock of Celgene Corporation	CELG UW <Equity>	1/20
	The common stock of WellCare Health Plans, Inc.	WCG UN <Equity>	1/20
	The common stock of Vertex Pharmaceuticals	VRTX UW <Equity>	1/20
	The common stock of Pfizer Inc.	PFE UN <Equity>	1/20
	The common stock of Fortive Corporation	FTV UW <Equity>	1/20
	The capital stock of Kennametal Inc.	KMT UN <Equity>	1/20
	The common stock of Terex Corporation	TEX UN <Equity>	1/20
	The common stock of Textron Inc.	TXT UN <Equity>	1/20
	The common stock of Palo Alto Networks, Inc.	PANW UN <Equity>	1/20
	The common stock of Twitter, Inc.	TWTR UN <Equity>	1/20
	The common stock of ON Semiconductor Corporation	ON UW <Equity>	1/20
	The common stock of Xilinx, Inc.	XLNX UW <Equity>	1/20
	The common stock of Akamai Technologies, Inc.	AKAM UW <Equity>	1/20
	The common stock of LogMeIn, Inc.	LOGM UW <Equity>	1/20
	The common stock of DowDuPont Inc.	DWDP UN <Equity>	1/20

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or any accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $992.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $7.50 per $1,000 principal amount of the notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date will be between $955 and $985 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)), which is less than the Price to Public listed above. This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Pricing Date. See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

January , 2018

Key Terms (continued)

Payment at Maturity:	At maturity, you will be entitled to receive a cash payment per $1,000 principal amount of notes, calculated as follows:
$1,000 × (1 + Basket Return) × Basket Adjustment Factor
You will lose some or all of your investment at maturity unless the Basket appreciates by at least 0.776% from the Initial Basket Level to the Final Basket Level.
Basket Return:	Final Basket Level – Initial Basket Level
Initial Basket Level
Basket Adjustment Factor:	99.23%
Initial Basket Level:	Set equal to 100 on the Pricing Date.
Final Basket Level:	100 × [1 + (the sum of the Component Returns of each Basket Component × 1/20)]
Component Return:	With respect to each Basket Component:
Final Share Price – Initial Share Price
Initial Share Price
Initial Share Price:	For each Basket Component, the closing price of such Basket Component on the Pricing Date. In the event that the closing price for any Basket Component is not available on the Pricing Date, the Initial Share Price for such Basket Component will be determined on the immediately following trading day on which a closing level for such Basket Component is available.
Final Share Price:	With respect to each Basket Component, the arithmetic average of the closing prices of such Basket Component on each of the five Valuation Dates.
Valuation Dates:	January 28, 2019, January 29, 2019, January 30, 2019, January 31, 2019 and February 1, 2019 (each a “Valuation Date” and February 1, 2019, the “Final Valuation Date”), subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.”
Maturity Date:	February 6, 2019, subject to postponement as set forth in any accompanying product supplement under “Description of the Notes—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22548X7N4

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. JPM-III dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006322/dp77792_424b2-jpm3.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount of Notes

The following table and examples illustrate the hypothetical Payment at Maturity and total return on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount of notes to $1,000. The hypothetical Payments at Maturity and total returns set forth below reflect an Initial Basket Level of 100 and a Basket Adjustment Factor of 99.23% and are for illustrative purposes only. The actual Payment at Maturity and total return applicable to a purchaser of the notes will be based on the Final Basket Level. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return
200	100%	98.460%	$1,984.60
180	80%	78.614%	$1,786.14
160	60%	58.768%	$1,587.68
150	50%	48.845%	$1,488.45
140	40%	38.922%	$1,389.22
130	30%	28.999%	$1,289.99
125	25%	24.038%	$1,240.38
120	20%	19.076%	$1,190.76
115	15%	14.115%	$1,141.15
110	10%	9.153%	$1,091.53
105	5%	4.192%	$1,041.92
100.776	0.776%	0%	$1,000
100	0%	-0.770%	$992.30
95	-5%	-5.732%	$942.69
90	-10%	-10.693%	$893.07
85	-15%	-15.655%	$843.46
80	-20%	-20.616%	$793.84
70	-30%	-30.539%	$694.61
60	-40%	-40.462%	$595.38
50	-50%	-50.385%	$496.15
40	-60%	-60.308%	$396.92
30	-70%	-70.231%	$297.69
20	-80%	-80.154%	$198.46
10	-90%	-90.077%	$99.23
0	-100%	-100%	$0

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 110. Because the Final Basket Level is greater than the Initial Basket Level by more than 0.776%, the investor receives a payment at maturity of $1,091.53 per $1,000 principal amount of notes, calculated as follows:

$1,000 + [$1,000 × (1 + 10%) × 99.23%] = $1,091.53

Example 2: The Initial Basket Level is equal to the Final Basket Level. Because the Final Basket Level is equal to the Initial Basket Level, the investor receives a payment at maturity of $992.30 per $1,000 principal amount of notes, calculated as follows:

$1,000 + [$1,000 × (1 + 0%) × 99.23%] = $992.30

Even though the Final Basket Level is equal to the Initial Basket Level, the investor loses a portion of its investment because the Basket did not appreciate by at least 0.776% from the Initial Basket Level to the Final Basket Level.

Example 3: The level of the Basket decreases from the Initial Basket Level of 100 to a Final Basket Level of 50. Because the Final Basket Level is less than the Initial Basket Level, the Basket Return is negative and the investor will receive a payment at maturity of $496.25 per $1,000 principal amount of notes, calculated as follows:

$1,000 + [$1,000 × (1 + -50%) × 99.23%] = $496.25

Selected Purchase Considerations

•	APPRECIATION POTENTIAL – The notes provide the opportunity to participate in the appreciation of the Basket at Maturity, subject to the Basket Adjustment Factor. If the Final Basket Level is greater than the Initial Basket Level by 0.776%, which is the minimum amount sufficient to offset the effect of the Basket Adjustment Factor, you will be entitled to receive a payment at maturity greater than $1,000 per $1,000 principal amount of notes.

•	RETURN LINKED TO A BASKET OF TWENTY BASKET COMPONENTS – The return on the notes is linked to the performance of a Basket, which consists of twenty Basket Components. These Basket Components are set forth in “Key Terms” herein.

•	UNITED STATES FEDERAL TAX CONSIDERATIONS — Please refer to “United States Federal Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or any of the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Basket as reflected by the Basket Return, subject to the Basket Adjustment Factor. If the Basket does not appreciate by at least 0.776% from the Initial Basket Level to the Final Basket Level, you will lose some and you could lose all of your investment in the notes.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less on the notes than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since any payment on the notes is based on the performance of the Basket. Because the Payment at Maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	The Notes are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Movements in the prices of the Basket Components may not correlate with each other. At a time when the price of one or more of the Basket Components increases, the prices of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Final Basket Level, an increase in the price of one or more of the Basket Components may be moderated, or more than offset, by a lesser increase or decline in the prices of the other Basket Components.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL BASKET LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Basket from the Pricing Date to the Final Valuation Date. Your ability to participate in the appreciation of the Basket, if any, may be limited by the 5-day-end-of-term averaging used to calculate the Final Basket Level, especially if there is a significant increase in the level of the Basket on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Basket, if any, between the Pricing Date and the Final Valuation Date.

•	THE PROBABILITY THAT YOU WILL LOSE SOME OR ALL OF YOUR INVESTMENT WILL DEPEND ON THE VOLATILITY OF THE BASKET COMPONENTS — “Volatility” refers to the frequency and magnitude of changes in the prices of the Basket Components. The greater the expected volatility with respect to the Basket Components on the Pricing Date, the higher the expectation as of the Pricing Date that the level of the Basket could (i) decrease or (ii) increase less than 0.776% over the term of the notes, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Basket Components as of the Pricing Date. The volatility of the Basket Components can change significantly over the term of the notes. The prices of the Basket Components could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Basket Components and the potential to lose a significant amount of your principal at maturity.

•	NO AFFILIATION WITH THE REFERENCE SHARE ISSUERS — We are not affiliated with the Reference Share Issuers. You should make your own investigation into the Basket Components and the Reference Share Issuers. In connection with the offering of the notes, neither we nor our affiliates have participated in the preparation of any publicly available documents or made any due diligence inquiry with respect to the Reference Share Issuers.

•	HEDGING AND TRADING ACTIVITY — We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the Basket Components or instruments related to the Basket Components. We, any dealer or our or their respective affiliates may also trade in the Basket Components or instruments related to the Basket Components from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE notes — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent for the offering of the notes, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuers, including extending loans to, or making equity investments in, the Reference Share Issuers or providing advisory services to the Reference Share Issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Share Issuers and these reports may or may not recommend that investors buy or hold shares of the Basket Components. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Share Issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date may be less than the Price to Public.” Therefore, in addition to the levels of any Basket Component, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general, such as:

o	the expected and actual volatility of the Basket Components;

o	the expected and actual correlation, if any, between the Basket Components;

o	the time to maturity of the notes;

o	the dividend rate on the Basket Components;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	events affecting companies engaged in the industries of the Reference Share Issuers;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Reference Share Issuers or markets generally and which may affect the levels of the Basket Components; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	THE COMMON STOCK OF FORTIVE CORPORATION HAS A LIMITED TRADING HISTORY — The common stock of Fortive Corporation began trading on the New York Stock Exchange on June 13, 2016 and therefore has a limited historical performance. Past performance should not be considered indicative of future performance.

•	THE COMMON STOCK OF DOWDUPONT INC. HAS A LIMITED TRADING HISTORY — The common stock of DowDuPont Inc. began trading on the New York Stock Exchange on September 1, 2017 and therefore has a limited historical performance. Past performance should not be considered indicative of future performance.

•	NO OWNERSHIP RIGHTS IN THE BASKET COMPONENTS — Your return on the notes will not reflect the return you would realize if you actually owned shares of the Basket Components. The return on your investment is not the same as the total return based on a purchase of shares of the Basket Components.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have any ownership interest or rights in the Basket Components, such as voting rights or dividend payments. In addition, the issuer of the Basket Components will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Basket Components and therefore, the value of the notes.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Basket Components. However, an adjustment will not be required in response to all events that could affect the Basket Components. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the relevant product supplement.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively. In addition, we intend to treat payments on the notes to Non-U.S. Holders (as defined in the accompanying product supplement) as being subject to withholding under Section 871(m) of the Internal Revenue Code.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Basket Components and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

The Basket Components

All information contained herein with respect to the Basket Components and the Basket Component Issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Basket Component Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We have not participated in the preparation of, or verified, such publically available information. For further information, see “The Reference Shares” in the accompanying product supplement.

Historical Information of the Basket Components and the Basket

We obtained the closing prices of the Basket Components below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The closing prices may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since the commencement of trading of each Basket Component, the price of such Basket Component has experienced significant fluctuations. The historical performance of each Basket Component and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Basket Component or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Basket Component will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Basket Component Issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Basket Component.

Comerica Incorporated (“CMA”)

According to its publicly available filings with the SEC, Comerica Incorporated is a financial services company operating three major business segments: the Business Bank, the Retail Bank, and Wealth Management. The common stock of Comerica Incorporated is listed on the New York Stock Exchange. Comerica Incorporated’s SEC file number is 001-10706 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of CMA based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of CMA on January 17, 2018 was $94.76.

First Republic Bank (“FRC”)

According to its publicly available filings with the FDIC, First Republic Bank is a commercial bank and trust company with deposits insured by the FDIC. The common stock of First Republic Bank is listed on the New York Stock Exchange. Information provided to or filed with the FDIC by First Republic can be located by reference to the FDIC certificate number 59017 and can be accessed through www.fdic.gov.

The following graph sets forth the historical performance of the common stock of FRC based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of FRC on January 17, 2018 was $88.40.

KeyCorp (“KEY”)

According to its publicly available filings with the SEC, KeyCorp is a bank-based financial services company. The common shares of KeyCorp are listed on the New York Stock Exchange. KeyCorp’s SEC file number is 001-11302 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common shares of KEY based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common shares of KEY on January 17, 2018 was $21.26.

SVB Financial Group (“SIVB”)

According to its publicly available filings with the SEC, SVB Financial Group is a financial services company, a bank holding company and a financial holding company. The common stock of SVB Financial Group is listed on the Nasdaq Global Select Market. SVB Financial Group’s SEC file number is 000-15637 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of SIVB based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of SIVB on January 17, 2018 was $254.62.

Biogen Inc. (“BIIB”)

According to its publicly available filings with the SEC, Biogen Inc. is a biopharmaceutical company focused on discovering, developing, manufacturing and delivering therapies to people living with neurological, rare and autoimmune diseases. The common stock of Biogen Inc. is listed on the Nasdaq Global Select Market. Biogen Inc.’s SEC file number is 000-19311 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of BIIB based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of BIIB on January 17, 2018 was $344.87.

Celgene Corporation (“CELG”)

According to its publicly available filings with the SEC, Celgene Corporation is a biopharmaceutical company. The common stock of Celgene Corporation is listed on the Nasdaq Global Select Market. Celgene Corporation’s SEC file number is 001-34912 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of CELG based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of CELG on January 17, 2018 was $102.02.

WellCare Health Plans, Inc. (“WCG”)

According to its publicly available filings with the SEC, WellCare Health Plans, Inc. is a managed care company. The common stock of WellCare Health Plans, Inc. is listed on the New York Stock Exchange. WellCare Health Plans, Inc.’s SEC file number is 001-32209 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of WCG based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of WCG on January 17, 2018 was $213.83.

Vertex Pharmaceuticals (“VRTX”)

According to its publicly available filings with the SEC, Vertex Pharmaceuticals develops, manufactures and commercializes medicines for serious diseases. The common stock of Vertex Pharmaceuticals Incorporated is listed on the Nasdaq Global Select Market. Vertex Pharmaceuticals Incorporated’s SEC file number is 000-19319 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of VRTX based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of VRTX on January 17, 2018 was $156.99.

Pfizer Inc. (“PFE”)

According to its publicly available filings with the SEC, Pfizer Inc. is a research-based biopharmaceutical company. The common stock of Pfizer Inc. is listed on the New York Stock Exchange. Pfizer Inc.’s SEC file number is 001-03619 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of PFE based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of PFE on January 17, 2018 was $37.18.

Fortive Corporation (“FTV”)

According to its publicly available filings with the SEC, Fortive Corporation is an industrial growth company. The common stock of Fortive Corporation is listed on the New York Stock Exchange. Fortive Corporation’s SEC file number is 001-37654 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of FTV based on its daily closing prices from June 13, 2016 through January 17, 2018. The closing price of the common stock of FTV on January 17, 2018 was $74.74.

Kennametal Inc. (“KMT”)

According to its publicly available filings with the SEC, Kennametal Inc. is a manufacturer of tungsten carbide metal cutting tooling. The capital stock of Kennametal Inc. is listed on the New York Stock Exchange. Kennametal Inc.’s SEC file number is 001-05318 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of KMT based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of KMT on January 17, 2018 was $50.26.

Terex Corporation (“TEX”)

According to its publicly available filings with the SEC, Terex Corporation provides lifting and material processing products and services. The common stock of Terex Corporation is listed on the New York Stock Exchange. Terex Corporation’s SEC file number is 001-10702 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of TEX based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of TEX on January 17, 2018 was $49.05.

Textron Inc. (“TXT”)

According to its publicly available filings with the SEC, Textron Inc. is a multi-industry company with a network of aircraft, defense, industrial and finance businesses. The common stock of Textron Inc. is listed on the New York Stock Exchange. Textron Inc.’s SEC file number is 001-05480 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of TXT based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of TXT on January 17, 2018 was $59.17.

Palo Alto Networks, Inc. (“PANW”)

According to its publicly available filings with the SEC, Palo Alto Networks, Inc. provides cyber-security products to enterprises, service providers and government entities. The common stock of Palo Alto Networks, Inc. is listed on the New York Stock Exchange. Palo Alto Networks, Inc.’s SEC file number is 001-35594 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of PANW based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of PANW on January 17, 2018 was $154.23.

Twitter, Inc. (“TWTR”)

According to its publicly available filings with the SEC, Twitter, Inc. is an information sharing and technology company. The common stock of Twitter, Inc. is listed on the New York Stock Exchange. Twitter, Inc.’s SEC file number is 001-36164 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of TWTR based on its daily closing prices from November 6, 2013 through January 17, 2018. The closing price of the common stock of TWTR on January 17, 2018 was $24.56.

ON Semiconductor Corporation (“ON”)

According to its publicly available filings with the SEC, ON Semiconductor Corporation produces power management and motor driver semiconductor components. The common stock of ON Semiconductor Corporation is listed on the Nasdaq Global Select Market. ON Semiconductor Corporation’s SEC file number is 000-30419 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of ON based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of ON on January 17, 2018 was $23.92.

Xilinx, Inc. (“XLNX”)

According to its publicly available filings with the SEC, Xilinx, Inc. designs and develops programmable devices and associated technologies. The common stock of Xilinx, Inc. is listed on the Nasdaq Global Select Market. Xilinx, Inc.’s SEC file number is 000-18548 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of XLNX based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of XLNX on January 17, 2018 was $75.86.

Akamai Technologies, Inc. (“AKAM”)

According to its publicly available filings with the SEC, Akamai Technologies, Inc. provides cloud services for delivering, optimizing and securing content and business applications over the Internet. The common stock of Akamai Technologies, Inc. is listed on the Nasdaq Global Select Market. Akamai Technologies, Inc.’s SEC file number is 000-27275 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of AKAM based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of AKAM on January 17, 2018 was $65.40.

LogMeIn, Inc. (“LOGM”)

According to its publicly available filings with the SEC, LogMeIn, Inc. provides cloud-based connectivity offerings. The common stock of LogMeIn, Inc. is listed on the Nasdaq Global Select Market. LogMeIn, Inc.’s SEC file number is 001-34391 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of LOGM based on its daily closing prices from January 2, 2013 through January 17, 2018. The closing price of the common stock of LOGM on January 17, 2018 was $119.65.

DowDuPont Inc. (“DWDP”)

According to its publicly available filings with the SEC, DowDuPont Inc. is a chemical company. The common stock of DowDuPont Inc. is listed on the New York Stock Exchange. DowDuPont Inc.’s SEC file number is 001-38196 and can be accessed through www.sec.gov.

The following graph sets forth the historical performance of the common stock of DWDP based on its daily closing prices from September 1, 2017 through January 17, 2018. The closing price of the common stock of DWDP on January 17, 2018 was $75.77.

Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the daily Basket Closing Level from September 1, 2017 through January 17, 2018. The following graph assumes the Basket Closing Level on January 17, 2018 was 100 and the Stock Weightings were as specified under “The Basket” in this pricing supplement.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Pricing Date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each such equity, an “Underlying Security”). Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (such financial instruments, “Specified Equity Linked Instruments”). We intend to treat the notes as Specified Equity Linked Instruments and, therefore, as being subject to withholding under Section 871(m).

Under the applicable Treasury regulations, the dividend equivalent amount will be calculated using a formula that is based on the actual dividends paid with respect to the Underlying Securities, even if these dividends are not reflected in any specific payment on the note. Upon request, we are required to provide further information relevant to the application of Section 871(m) to the notes, including a schedule of the dividend equivalent amounts and associated withholding. You may submit any such request for information to the applicable withholding agent (for example, your broker or custodian).

Our determinations (including with respect to the dividend equivalent amount) are generally binding on you, but are not binding on the IRS, and the IRS may disagree with our determinations. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $7.50 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Pricing Date, purchasers who wish to transact in the notes more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse